UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AdaptHealth Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one
share of Class A Common Stock at an exercise
price of $11.50
(Title of Class of Securities)

Class A Common Stock, par value $0.0001 per share: 00653Q102

Warrants, each whole warrant exercisable for one
share of Class A Common Stock at an exercise
price of $11.50: 00653Q110
(CUSIP Numbers)

Everest Hill Group Inc.
Tropic Isle Building, P.O. Box 3331
Road Town, Tortola
British Virgin Islands, VG 1110

With copies to:

Quadrant Management, Inc.
Attention: Marco Vega
320 Park Avenue
New York, NY 10022

Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.
100 Wall Street, 10th Floor
New York, NY 10005
(212) 509-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Clifton Bay Offshore Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,025,135 Shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,025,135 Shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,025,135 Shares of Class A Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares and warrants held directly by Clifton Bay Offshore Investments L.P. (“Clifton Bay Investments”) and Quadrant Management, Inc. (“QMI”). Clifton Bay Investments holds 15,025,135 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) (including shares of Class A Common Stock underlying 665,628 warrants that will become exercisable December 8, 2019). QMI holds 80,145 shares of Class A Common Stock (including 41,473 shares of Class A Common Stock underlying warrants that will become exercisable December 8, 2019) and 856,044 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”). The general partner of Clifton Bay Investments is Clifton Bay Management Ltd. (“Clifton Bay Management”), which is indirectly owned by the trustee of the Everest Trust (“Everest Trust”), a trust settled by Mr. Wayne Quasha. Q Management Services (PTC) Ltd. (“Q Management”), as trustee of Everest Trust, owns all of the shares of Everest Hill Group Inc. (“Everest Hill”), which indirectly controls Clifton Bay Management. Vicali Services (BVI) Inc., a British Virgin Islands company (“Vicali”), is the sole director of Everest Hill and Q Management, and Susan V. Demers, a United States citizen, and Andrea J. Douglas, a citizen of New Zealand, are the directors of Vicali and each of them has voting power over Vicali and thus power over investment and voting determinations made by Clifton Bay Management. QMI is owned by Everest Hill. Mr. Wayne Quasha, ultimately beneficially owns all of the shares of Everest Hill, and as such, is in a position, indirectly, to determine the investment and voting decisions made by Everest Hill and Clifton Bay Management. The business address of Clifton Bay Investments and Clifton Bay Management is Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110. The business address of Mr. Wayne Quasha is c/o PFD Corporate Services (BVI) Limited, Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110. The business address of Everest Hill is Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Quadrant Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
80,145 Shares of Class A Common Stock (2) 856,044 Shares of Class B Common Stock (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,145 Shares of Class A Common Stock (2) 856,044 Shares of Class B Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,145 Shares of Class A Common Stock (2) 856,044 Shares of Class B Common Stock (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% of Class A Common Stock (2) 2.7% of Class B Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)  QMI holds 80,145 shares of Class A Common Stock (including 41,473 shares of Class A Common Stock underlying warrants that will become exercisable December 8, 2019) and 856,044 shares of Class B Common Stock.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Clifton Bay Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,025,135 Shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,025,135 Shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,025,135 Shares of Class A Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Q Management Services (PTC) Ltd., as trustee of the Everest Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Vicali Services (BVI) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Susan V. Demers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Andrea J. Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Everest Hill Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Wayne Quasha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,105,280 Shares Class A Common Stock (1) 856,044 Shares of Class B Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% of Class A Common Stock (1) 2.7% of Class B Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Alan G. Quasha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
80,145 Shares of Class A Common Stock (3) 856,044 Shares of Class B Common Stock (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,145 Shares of Class A Common Stock (3) 856,044 Shares of Class B Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,145 Shares of Class A Common Stock (3) 856,044 Shares of Class B Common Stock (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% of Class A Common Stock (3) 2.7% of Class B Common Stock (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)  Mr. Alan G. Quasha serves as a director and President of QMI.  QMI holds 80,145 shares of Class A Common Stock (including 41,473 shares of Class A Common Stock underlying warrants that will become exercisable December 8, 2019) and 856,044 shares of Class B Common Stock.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
Item 1.	Security and Issuer.

(a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the following securities of AdaptHealth Corp., a Delaware corporation (the “Issuer”):

(i)	Class A Common Stock, par value $0.0001 per share; CUSIP number 00653Q102; and

(ii)	Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 (the “Warrants”); CUSIP number 00653Q110.

(b)	In addition, the Reporting Persons (as defined below) herein disclose ownership of the Issuer’s Class B Common Stock, par value $0.0001 per share; no CUSIP number assigned.

(c)	The principal executive offices of the Issuer are located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania 19462.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being jointly filed by each of the following persons (being herein collectively referred to as the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Clifton Bay Offshore Investments L.P. (“Clifton Bay Investments”);
(ii)	Quadrant Management, Inc. (“QMI”);
(iii)	Clifton Bay Management Ltd. (“Clifton Bay Management”);
(iv)	Q Management Services (PTC) Ltd. as trustee of Everest Trust (“Q Management”);
(v)	Vicali Services (BVI) Inc. (“Vicali”);
(vi)	Susan V. Demers (“Demers”);
(vii)	Andrea J. Douglas (“Douglas”);
(viii)	Everest Hill Group Inc. (“Everest Hill”);
(ix)	Mr. Wayne Quasha (“Wayne Quasha”); and
(x)	Mr. Alan G. Quasha (“Alan Quasha”).

Clifton Bay Investments, QMI, Clifton Bay Management, Q Management, Vicali, Demers, Douglas, Everest Hill, Wayne Quasha and Alan Quasha are referred to collectively herein as the “Reporting Persons”.  The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

(b)
The principal business address of Clifton Bay Investments, Clifton Bay Management, Q Management, Vicali, Demers, Douglas and Everest Hill is Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110.

The principal business address of Wayne Quasha is c/o PFD Corporate Services (BVI) Limited, Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands.

The principal business address of QMI and Alan Quasha is 320 Park Avenue, New York, NY 10022.

(c)	Principal Business Activities of the Reporting Persons:

i.	The principal business of Clifton Bay Investments is serving as an investment holding company.
ii.
The principal business of QMI is (x) serving as an investment management company; (y) making investments from time-to-time as principal in various enterprises; and (z) providing business management services to its portfolio companies.

iii.	The principal business of Clifton Bay Management is serving as the general partner of Clifton Bay Investments.
iv.	The principal business of Q Management is serving as trustee of Everest Trust.
v.	The principal business of Vicali is serving as corporate director to various companies.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
vi.	The principal business of Demers is serving as a lawyer.
vii.	The principal business of Douglas is serving as an accountant.
viii.	The principal business of Everest Hill is serving as investment holding company.
ix.	The principal business of Wayne Quasha is serving as settlor of the Everest Trust.
x.	The principal business of Alan Quasha is serving as Director and President of QMI; Alan Quasha also serves as a director of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Citizenship of the Reporting Persons:

(i)	Clifton Bay Investments is a limited partnership formed under the laws of BVI.
(ii)	QMI is a Delaware corporation.
(iii)	Clifton Bay Management is a BVI corporation.
(iv)	Q Management is a BVI corporation.
(v)	Vicali is a BVI corporation
(vi)	Demers is a United States citizen.
(vii)	Douglas is a New Zealand citizen.
(viii)	Everest Hill is a BVI corporation.
(ix)	Wayne Quasha is an Australian citizen.
(x)	Alan Quasha is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived, (i) in the case of Clifton Bay Investments, from its investment capital; and (ii) in the case of QMI, from available investment capital of QMI.

Item 4.	Purpose of Transaction.

Clifton Bay Investments and QMI acquired the shares of Common Stock of the Issuer for general investment purposes pursuant to the transactions described in the Proxy Statement of the Issuer as filed with the Securities and Exchange Commission on October 23, 2019 (the “Proxy Statement”).  The Reporting Persons will continuously evaluate the ownership by Clifton Bay Investments and QMI of the Issuer’s Common Stock and the Issuer’s business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, including the availability of other investment opportunities, each of the Reporting Persons may from time to time acquire additional shares of Common Stock.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
Item 5.	Interest in Securities of the Issuer.

The beneficial ownership of the Issuer’s Common Stock is based on the shares reported as issued and outstanding in the aggregate, as reported on the Current Report filed by the Issuer on Form 8-K, dated November 7, 2019 (the “Form 8‑K”).  On the Form 8-K, the Issuer reported 40,296,166 shares of Class A Common Stock and 32,113,799 shares of Class B Common Stock, respectively, issued and outstanding in the aggregate as of November 8, 2019.

(a)
Clifton Bay Investments and Clifton Bay Management may together be deemed to be the beneficial owners of: (x) an aggregate of 15,025,135 shares of Class A Common Stock (including shares of Class A Common Stock underlying 665,628 warrants that will become exercisable on and after December 8, 2019), representing approximately 36.6% of the outstanding shares of Class A Common Stock.

(b)
QMI holds 80,145 shares of Class A Common Stock (including 41,473 shares of Class A Common Stock underlying warrants that will become exercisable on and after December 8, 2019), representing approximately 0.1% of the outstanding shares of Class A Common Stock; and 856,044 shares of Class B Common Stock, representing approximately 2.7% of the outstanding shares of Class B Common Stock.  Alan Quasha may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock owned by QMI.

(c)
Q Management, Vicali, Demers, Douglas, Everest Hill and Wayne Quasha may collectively be deemed to be the beneficial owners of: (x) an aggregate of 15,105,280 shares of Class A Common Stock (consisting of shares of Class A Common Stock and shares of Class A Common Stock underlying warrants owned of record by each of Clifton Bay Investments and QMI, respectively) , representing in the aggregate approximately 36.8% of the outstanding shares of Class A Common Stock; and (y) 856,044 shares of the Class B Common Stock owned of record by QMI, representing approximately 2.7% of the outstanding shares of Class B Common Stock.

(d)
All shares of Class A Common Stock and Class B Common Stock of all Reporting Persons vote together as a single class, except as required by law or the Amended & Restated Certificate of Incorporation of the Issuer, and constitute in the aggregate approximately 21.8% of the voting power of the Issuer.

(e)	Vicali Services, Demers and Douglas disclaim any and all beneficial ownership interests in securities of the Issuer beneficially owned by all other Reporting Persons.

(f)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effectuated any transactions in the Common Stock in the past 60 days.

(g)
Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(h)	None of the Reporting Persons beneficially own any other shares of Class A Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(i)	Merger Agreement:

On July 8, 2019, the Issuer (formerly known as DFB Healthcare Acquisitions Corp.), AdaptHealth Holdings LLC, a Delaware limited liability company (“Adapt”), BM AH Holdings, LLC, a Delaware limited liability company, Access Point Medical, Inc., a Delaware corporation, DFB Merger Sub LLC, a Delaware limited liability company, AH Representative LLC, a Delaware limited liability company, and, solely for the limited purposes set forth therein, BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, BMSB L.P., a Delaware limited partnership, BlueMountain Fursan Fund L.P., a Cayman Islands exempted limited partnership, and Clifton Bay Investments (collectively, the “Blocker Sellers”), entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Issuer agreed to combine with Adapt in a transaction (the “Transaction”) that would result in Adapt becoming a partially owned subsidiary of the Issuer.  On November 8, 2019, the Transaction closed pursuant to which Clifton Bay Investments and QMI acquired their respective securities of the Issuer under the terms of the Agreement to the extent reported under this Schedule 13D.  All such securities were acquired solely for investment purposes.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
The Merger Agreement provided that, at the Closing, there will be seven members on the Issuer’s board of directors, including, Alan Quasha, together with the other directors named in the Merger Agreement.  Alan Quasha is an affiliate of QMI.

In connection with the Closing, the Issuer changed its name from “DFB Healthcare Acquisitions Corp.” to “AdaptHealth Corp.”

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 to the Merger Agreement dated as of October 15, 2019 by and among the parties identified therein, which are filed as Exhibit 2.1 and Exhibit 2.2, respectively, to Form 8-K and are incorporated herein by reference.

(ii)	Registration Rights Agreement:

On November 8, 2019, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Clifton Bay Investments, QMI and the other parties identified therein. The Registration Rights Agreement amended, restated and replaced a prior registration rights agreement pursuant to which the Issuer, among other things, agreed to register for resale (i) shares of Class A Common Stock issuable (a) pursuant to existing contractual obligations or (b) upon the future exercise of private placement warrants or the future exchange of common units representing limited liability company interests in Adapt from and after the Closing pursuant to certain contractual obligations, and (ii) shares of the Issuer’s Class B Common Stock, par value $0.0001 per share, in each case held at the Closing (collectively, “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is obligated to file a shelf registration statement registering the resale of all of the Registrable Securities. In addition, subject to certain requirements and customary conditions, the equityholders that are party thereto (the “Equityholders”) may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of the Class A Common Stock held by the Equityholders. The Registration Rights Agreement also provides the Equityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Under certain circumstances, additional payments may be assessed with respect to the shares of Class A Common Stock included in the Registrable Securities in the event that: (i) a resale shelf registration statement has not been declared effective by the Securities and Exchange Commission by the earlier of (a) 60 days following the Issuer’s deadline to file a resale shelf registration statement, or (b) 10 business days after the Securities and Exchange Commission notifies the Issuer that it will not review the resale shelf registration statement, subject to certain potential timing adjustments; or (ii) the resale shelf registration statement is declared effective by the Securities and Exchange Commission but thereafter ceases to be effective prior to the expiration of a designated effective period.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 4.1 to the Form 8-K and is incorporated herein by reference.

(iii)	Lock-Up Agreement

On July 8, 2019, the Issuer entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Clifton Bay Investments and the other parties identified therein pursuant to which such persons agreed not to sell or enter into certain derivative arrangements with respect to certain equity interests of the Issuer and Adapt for a fixed period of time following the date of Closing.

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
The foregoing description of the Lock-Up Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a form of which is filed as Annex H to the Proxy Statement and is incorporated herein by reference.

(iv)	Indemnification Agreements

Concurrently with the Closing, the Company entered into indemnification agreements with the directors, including Alan Quasha, who is an affiliate of QMI.  Each indemnification agreement provides that, subject to limited exceptions, and among other things, the Issuer will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the indemnification agreement, a form of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Other than the agreements described above in this Item 6, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1	Joint Filing Agreement (filed herewith).

2
Merger Agreement, dated as of July 8, 2019, by and among DFB Healthcare Acquisitions Corp., a Delaware corporation (“DFB Healthcare”), BM AH Holdings, LLC, a Delaware limited liability company (the “BM Blocker”), Access Point Medical, Inc., a Delaware corporation (the “A Blocker” and, together with the BM Blocker, the “Blockers”), DFB Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), AdaptHealth Holdings LLC, a Delaware limited liability company (the “Company”), AH Representative LLC, a Delaware limited liability company (the “Company Unitholders’ Representative”), and, solely for purposes of Section 7.20, the BM Blocker Sellers and, solely for purposes of Section 7.21, the A Blocker Seller (incorporated by reference to Exhibit 2.1 of DFB Healthcare’s Current Report on Form 8-K filed with the SEC on July 12, 2019).

3
Amendment No. 1 to the Merger Agreement, dated as of October 15, 2019, by and among DFB Healthcare, BM Blocker, A Blocker, Merger Sub, the Company, BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, BMSB L.P., a Delaware limited partnership, and BlueMountain Fursan Fund L.P., a Cayman Islands exempted limited partnership (the “BM Blocker Sellers”), Clifton Bay Offshore Investments L.P., a British Virgin Islands limited partnership (the “A Blocker Seller”), and Company Unitholders’ Representative. Capitalized terms used and not otherwise defined herein have the meanings given to such terms in that certain Agreement and Plan of Merger, dated as of July 8, 2019 (the “Merger Agreement”), by and among DFB Healthcare, BM Blocker, A Blocker, Merger Sub, the Company, the Company Unitholders’ Representatives and solely for purposes of Section 7.20 thereof, the BM Blocker Sellers and, solely for purposes of Section 7.21 thereof, the A Blocker Sellers.(incorporated by reference to Exhibit 2.2 of DFB Healthcare’s Current Report on Form 8-K filed with the SEC on October 17, 2019).

4
Registration Rights Agreement dated as of November 8, 2019, by and between the AdaptHealth Corp., AdaptHealth Holdings LLC, and the persons listed on Schedule of Investors therein (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2019).

5
Lock-Up Agreement dated as of July 8, 2019 by and among DFB Healthcare, Merger Sub, the Company, Access Point Medical, Inc., a Delaware corporation, Clifton Bay Offshore Investments L.P., a British Virgin Islands limited partnership, BM AH Holdings, LLC, a Delaware corporation, BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, BMSB L.P., a Delaware limited partnership, BlueMountain Fursan Fund L.P., a Cayman Islands exempted limited partnership, and the Company Unitholders’ Representative(incorporated herein by reference to Annex H to the Proxy Statement).

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2019

CLIFTON BAY OFFSHORE INVESTMENTS L.P.

By:	Clifton Bay Management Ltd., its general partner

	By:	Vicali Services (BVI) Inc.
Its Director

		By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

		By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

CLIFTON BAY MANAGEMENT LTD.

By:	Vicali Services (BVI) Inc.
Its Director

	By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

	By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

Q MANAGEMENT SERVICES (PTC) LTD.

By:	Vicali Services (BVI) Inc.
Its Director

	By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

	By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

QUADRANT MANAGEMENT, INC.

By:	/s/ Alan G. Quasha
Name: Alan G. Quasha
Title: Director and President

CUSIP Nos. 00653Q102; 00653Q110	SCHEDULE 13D
EVEREST HILL GROUP INC.

By:	Vicali Services (BVI) Inc.
Its Director

	By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

	By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

VICALI SERVICES (BVI) INC.

By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

/s/ Susan V. Demers
Susan V. Demers, individually

/s/ Andrea J. Douglas
Andrea J. Douglas, individually

/s/ Wayne Quasha
Wayne Quasha, individually

/s/ Alan G. Quasha
Alan G. Quasha, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)